UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

Investor Relations | 1Q11

# Press Release

## Consolidated information and results (unaudited)

This report contains the operational and financial data for Tele Norte Leste Participações and its direct and indirect subsidiaries on the first quarter of 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.
www.oi.com.br/ir

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UPCOMING EVENTS: CONFERENCE CALLS

Portuguese		English

DATE:	Friday, April 29, 2011 10:00am (Rio) – 9:00am (NY)	DATE:	Friday, April 29, 2011 11:30am (Rio) – 10:30am (NY)

ACCESS:	Phone: (55 11) 4688-6361 Code: Oi Replay: (55 11) 4688-6312 Available until May 5, 2011 Code: 1180347	ACCESS:

Phone: 1-877-317-6776 (U.S.)

             1 412 317 6776 (Brazil / other countries)

Code: Oi

Replay: 1-877–344–7529 (U.S.)

              1 412 317 0088 (Brazil / other countries)

              Available until May 7, 2011 (code 449807 #) - dial 1 to start

WEBCAST:	Clique aqui	WEBCAST:	Clique aqui

A complementary presentation will be available before the start of the conference call at http://www.oi.com.br/ir

CONTENTS
1	HIGHLIGHTS IN 1Q11	2
2	CONSOLIDATED OPERATING PERFORMANCE	3
3	CONSOLIDATED RESULTS	5
4	DEBT AND CAPITAL EXPENDITURE	14
5	SERVICE INDEX	17
6	ADDITIONAL INFORMATION	19
7	FINANCIAL STATEMENTS	25

Tele Norte Leste Participações

Outstanding shares (‘000): 467.474

TNLP3: R$37.30 (184,008 thousand shares)

TNLP4: R$28.10 (283,466 thousand shares)

TNE: US$17.53 ADR

Market Capitalization (Million): R$14,829, US$9,105

Telemar Norte Leste

Outstanding shares (‘000): 344.057

TMAR3: R$69.00 (154,032 thousand shares) TMAR5: R$55.45 (188,961 thousand shares)

TMAR6: R$49.97 (1,064 thousand shares)

Market Capitalization (Million): R$21,171 US$12,999

Brasil Telecom

Outstanding shares (‘000): 589.789

BRTO3: R$17.66 (203,423 thousand shares)

BRTO4: R$14.56 (386,366 thousand shares)

BTM: US$27.01 PN ADR / US$10.74 ON ADR

Market Capitalization (Million): R$9,218 US$5,660

Notes: (1) Prices at the end of March 2011; (2) Outstanding ex-treasury shares; (3) Market Value based on unadjusted shares.

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Rio de Janeiro, April 28, 2011: Tele Norte Leste Participações S.A. (Bovespa: TNLP4 and TNLP3), Telemar Norte Leste S.A. (Bovespa: TMAR3, TMAR5 and TMAR6) and Brasil Telecom S.A. (Bovespa: BRTO3 and BRTO4) are pleased to announce their results for the first quarter of 2011. This report includes consolidated financial and operating information for Tele Norte Leste Participações and its direct and indirect subsidiaries as of March 31, 2011, in compliance with the CVM and presented in accordance with the International Financial Reporting Standards (IFRS).

1)	Highlights in 1Q11:

•	Revenue Generating Units totaled 66.0 million

•	Consolidated Gross Revenue amounted to R$10,899 million and consolidated Net Revenue totaled R$6,933 million

•	Consolidated EBITDA reached R$1,985 million, with a 28.6% margin

•	Losses totaled R$395 million

•	Consolidated Net Debt reached R$14.4 billion. Net Debt-to-EBITDA ratio stood at 1.5 for the last 12 months

•	Cash Generation before capital expenditure hit R$1.6 billion

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2)	Consolidated Operating Performance:

Revenue Generating Units (RGUs) totaled 66.0 million in 1Q11, a 3.3% rise in the quarter and 6.1% in the past 12 months. This performance was influenced mainly by the expansion of the mobile base (including 3G) especially in the prepaid segment, as well as by growth in fixed broadband users.

The total RGUs encompasses clients in the mobile segment, including 3G clients (41.5 million), fixed broadband users (4.5 million), fixed lines in service (19.7 million) and Pay TV subscribers (311 thousand).

Wireless – Oi Mobile

The mobile segment base, which accounts for 62.8% of all RGUs, grew 5.5% in 1Q11, reaching 41.5 million clients. Net additions of 2.2 million clients made up 29% of the net additions in the sector, resulting from gross additions of 5.3 million and 3.1 million disconnections (churn). Of these 2.2 million new clients, 48% came from Region I, 32% from Region III and 20% from Region II. In the past 12 months the company added 4.9 million new users, a 13.3% rise from a year ago.

The quarterly growth is explained by: (a) offer of prepaid plans launched at the end of the year, where, depending on the recharged amount, the client receives a daily bonus to spend on SMS with any operator, on local calls to fixed phones and Oi Mobile and long distance calls using Oi’s code for Oi Fixed or Oi Mobile; and (b) reduction in the price of sim cards with reflex in the increase of capillarity of the sales channels, assuming that a cheaper sim card makes distributors more interested in distributing them.

As a result, the prepaid client base was responsible for 93% of net mobile additions in the quarter and 6.2% growth in 1Q11 and 13.0% in the past 12 months. At the end of the quarter, prepaid customers amounted to 34.6 million and represented 83.5% of Oi’s users, compared with 83.7% in 1Q10.

The post-paid segment grew 2.1% in the quarter and 5.1% in the last 12 months, especially for Region III contribuition, reaching 4.7 million clients at the end of March 2011. During the quarter, the Oi Control client base jumped 2.1%, totaling 2.2 million users. As a result, the post-paid base, including Oi Control, accounted for 16.5% of the total mobile base at the end of 1Q11, compared to 16.3% in 1Q10.

Broadband – fixed + mobile

The fixed broadband user base increased by 159 thousand in the quarter, and by 247 thousand users in 12 months. Fixed broadband users totaled 4.5 million clients in March 2011, accounting for 22.6% of all fixed lines in service (20.0% in 1Q10).

It is worth highlighting that according to the company’s strategy of increasing the speed offered to Oi Velox clients, the average speed of its fixed broadband quickened from 1.68 Megas in December 2010 to 1.91 Mega in March 2011. Also, it is important to point out that at the end of 1Q11 14% of the fixed broadband base was already equal to or faster than 4 Mega (11% at the end of 4Q10).

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Regarding mobile broadband (3G service), the company ended 1Q11 with 666 thousand clients, a 6.7% increase from the previous quarter, and 36.5% in the past 12 months. Of all 3G clients, 420 thousand use mini modems and 246 thousand use mobile-phone data packages.

Considering the fixed and mobile broadband users, the user base rose 4.0% in 1Q11 and 8.9% in the past 12 months, amounting to 5.2 million clients at the end of the quarter.

Wireline – Oi Fixed

The base for fixed lines in service decreased 1.4% in the quarter and 6.3% from 1Q10. In February, Oi launched a campaign for the new Oi Fixed, repositioning our offers with plans that include calls to Oi mobile and long-distance, in addition to local calls. The company intends to increase the value perception of Oi Fixed with new offers and products during the year, aiming to minimize the downward trend for this service.

In addition, the company continues to offer products aimed at maintaining its base, such as “Alternative plans,” Pay TV and “Oi Conta total” (bundled product), as well as its fixed broadband product, which one we believe will also help to slow this decrease.

Pay TV – Oi TV

At the end of 1Q11, TV subscribers totaled 311 thousand, including the addition of 36 thousand clients during the quarter, a growth of 13.1%. During the quarter, the company intensified efforts directed at selling the product through larger ads in the media, in addition to an improvement in sales channels such as stores and call centers. These initiatives aim at more assertive sales efforts that will drive the offer towards clients who already are fixed line subscribers and have a suitable credit profile.

For 2011, in order to increase brand loyalty in the wireline customer base, the company will seek to continuously improve the coverage of Oi TV services. At present, Oi TV is available in 14 states and the Federal District.

04/28/2011	www.oi.com.br/ir	4

Table 1 – Consolidated Operational Indicators

3)	Consolidated Results:

3.1) Revenue:

Consolidated gross revenue in 1Q11 amounted to R$10,899 million, dropping 5.6% and 4.5% from 1Q10 and 4Q10, respectively.

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Consolidated net revenue totaled R$6,933 million in 1Q11, in a 5.0% decrease compared with the prior quarter and 7.1% below 1Q10. The decrease in net revenue proportionally higher than the decrease in gross revenue reflects an increase in discounts given to clients, due to a more intense competition.

Table 2 – Breakdown of Consolidated Gross Revenue

Wireless Segment:

Gross revenue in the wireless segment fell 10.0% compared with the previous quarter and rose 2.3% year-over-year, ending 1Q11 at R$2,678 million. Year-over-year, we highlight mainly the increase in revenue from data/value added (+18.3%) and outgoing calls (+5.1%), especially due to growth in the 3G subscriber base. The quarterly decrease resulted mainly from a reduction in revenue from subscriptions, outgoing calls and network usage.

The drop in mobile segment revenue reflects that this market faces fierce competition, thus our aggressive offers resulted in a yearly ARPU drop of 5.0%, and an 11.9% decrease in the quarter, ending 1Q11 at R$20.7.

04/28/2011	www.oi.com.br/ir	6

Subscription:

Subscription revenue rose 3.1% year over year, mainly due to the expansion of the average post-paid user base. Compared with 4Q10, because there were fewer business days in 1Q11, the utilization of subscription allowance was lower, resulting in a reduction of subscription revenue.

From 1Q11, the company started to book the effects stemming from its new customer loyalty program (“Oi Pontos”) in “Multiplus Fidelidade” program. The awards can be redeemed for Oi services or transferred to the Multiplus Fidelidade program. The value applied to the points is based on its fair value, meaning the value at which the credits can be sold separately. This amount is deferred and booked as revenue only when the points are redeemed and/or expire (after 24 months). The impact of the program only on 1Q11 was R$26 million.

Outgoing calls:

As for outgoing calls there was a 5.1% rise in revenue from 1Q10 mainly due to expansion of the user base, reflecting new and more aggressive offers launched at the end of 2010. Compared with 4Q10, there was a 9.5% decrease due to greater on-net minute packages in the subscription allowance, more aggressive bonuses offered to the post-paid segment, as well as fewer business days in 1Q11.

Network usage:

Revenue from mobile network usage fell 7.8% from 4Q10 and rose 2.9% compared with 1Q10. The year-over-year change is positively influenced by the bonus offered by mobile phone operator (on-net and fixed telephone calls), assuming that excessive credit makes clients increase off-net calls. In the quarter, the reduction stemmed from a lower traffic, influenced by fewer business days.

Data / value added:

Revenue from data/value added dropped 4.1% in the quarter and rose 18.3% compared with 1Q10. The year-over-year increase reflects higher revenue from the 3G and SMS services. The quarterly reduction is mainly due to a drop in SMS revenue influenced by new offers that include this service in the bonus given to prepaid clients.

Wireline Services:

Consolidated gross revenue from wireline services decreased compared with 1Q10 and 4Q10, totaling R$8,118 million in 1Q11.

For another quarter, this drop is mainly the result of fixed segment users migrating to the mobile segment, resulting in fewer wirelines in service.

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Fixed-to-Fixed: Local (ex-vc1)(subscription, traffic, installation fees)	Revenue from fixed-to-fixed local service fell 1.7% and 7.7% compared with 1Q10 and 4Q10, respectively, basically due to a reduction in the fixed lines in service base and in local calls traffic.
Fixed-to-Mobile: (VC1)	Revenue from the local fixed-to-mobile service decreased 7.4% and 12.8% compared with 4Q10 and 1Q10, respectively. This reduction stems from greater traffic subsidy (minutes bonuses) offered by mobile operators, as well as from a drop in the wireline base.

Long Distance Services FF + SMP + VC2 and VC3:

Revenue from long distance services in the quarter decreased 3.1% compared with 4Q10 and 17.4% from 1Q10, due to aggressive offers for long distance calls by mobile operators.

It is worth noting that the company started to offer bonuses in the mobile segment for long distance calls, as well as on-net long distance calls at local call fares, which have partially offset the quarterly decline in outgoing traffic.

Remuneration for Network Usage:

Revenue from network usage, after the R$118 million elimination in inter-company transactions, increased 8.5% compared with the previous quarter and decreased 3.8% from the same period last year. 1Q11 was positively impacted by increased minutes terminating on fixed networks included in the bonus offered by other carriers. However, it must be noted that a decrease in the wireline subscription base continues to negatively impact revenue.

Data Transmission Service:

Revenue from data transmission services in 1Q11 decreased 3.3% compared with the previous quarter and was flat compared with 1Q10. Greater aggressiveness in offers also resulted in a significant increase in the customer base during the quarter. However, it also resulted in a smaller ARPU, which explains 1Q10 revenue.

04/28/2011	www.oi.com.br/ir	8

3.2) Operating Expenses:

Operating expenses totaled R$4,948 million in 1Q11, falling 1.5% quarter-over-quarter and increasing 0.4% year-over-year, lagging inflation which advanced 6.3% in the period.

Compared with 1Q10, the slight growth is mainly due to an increase in marketing and commissions due to a bolder commercial plan, partially offset by a fall in interconnection costs and provision for doubtful debt.

The quarterly decrease is mainly explained by lower costs for interconnection, marketing and third-party services, partially offset by an increase in provision for doubtful account due to a seasonal effect.

It is worth noting that in this quarter, operating expenses were impacted by taxes and provisions for non-recurring labor contingencies in the amount of R$107 million, as explained in “Other Operating Expenses.”

Table 3 – Breakdown of Operating Expenses

Interconnection:

Interconnection costs amounted to R$1,185 million in 1Q11, an 8.3% reduction in the quarter and 12.5% lower than in 1Q10. The quarterly and annual performances were mainly influenced by smaller outgoing traffic to other operators, both mobile and fixed.

Personnel:

Spending on personnel was flat in the quarter and rose 8.2% from 1Q10, totaling R$423 million in 1Q11. The increase from 1Q10 stems from wage adjustments that took place in December 2010 (5% for all employees, excluding those who hold executive positions).

Handset Costs and Others (COGS):

Handset costs and others (COGS) totaled R$41 million, down 6.8% in the quarter and 30.5% in the year. Lower handset sales to corporate segment influenced the annual performance.

04/28/2011	www.oi.com.br/ir	9

Third-Party Services:

Spending on third-party services decreased R$73 million in the quarter mainly due to higher spending on consulting, legal counseling and commissions and sales that took place in 4Q10. Compared with 1Q10, the R$32 million increase was due to a rise in spending on commission and sales, consulting and legal counseling in 1Q11, partially offset by a decrease in expenses linked to plant maintenance.

Marketing:

Spending on marketing totaled R$138 million in 1Q11, down 15.3% from the previous quarter and up 11.3% compared with 1Q10. The quarterly reduction was due to larger spending in 4Q10 on sponsorships and the production of media linked to Christmas deals. The annual growth was due to larger spending on production and creation of sponsorships during the quarter.

Provision for Bad Debt:

In 1Q11, the provision for bad debt was 53.7% higher than that in the previous quarter and 10.8% lower than in 1Q10, totaling R$272 million. The quarterly increase was due to higher expenses recorded annually in the first quarter. An improved economic outlook explains the reduction from the same period last year. The provision for bad debt accounted for 2.5% of gross revenue in 1Q11 (2.6% in 1Q10).

Other Operating Expenses (Income):

“Other expenses (income)” amounted to R$728 million in 1Q11, rising 1.7% in the quarter and 29.3% in the year. The annual comparison results from higher Fistel costs, as the amount of net additions in 1Q11 was triple that in 1Q10. Moreover, 1Q11 was impacted by two non-recurring effects:

- R$53 million: Due to a recent court decision, the company had to recognize in the results, the difference between the amount included in PAES in 2003 and the amount to be included in the new tax financing program (Refis 4) to which the Company has migrated its debts. The provision amounted to R$53 million in principal, booked as operating expenses, and R$220 million in monetary restatement reflected in financial expenses.

- R$54 million: standardization at BRT of the methodology for measuring labor-related provisions in accordance with that practiced at TMAR (R$54 million in provision for contingency, booked as operating expenses, and R$65 million in monetary restatement reflected in financial expenses).

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3.3) Other Items in the Consolidated Result:

EBITDA:

Table 4 – EBITDA and EBITDA Margin

Consolidated EBITDA reached R$1,985 million in 1Q11, with a 28.6% margin. The quarterly result was 12.7% and 21.8% lower than that recorded in 4Q10 and in 1Q10, respectively, and is mainly explained by a quarterly reduction in net revenue.

In 1Q11, EBITDA was hit by non-recurring effects that amounted to R$107 million, as explained earlier in “Other Operating Expenses (Income)”.

Net Financial Income (Expenses):

In 1Q11, consolidated net financial expenses totaled R$1,228 million, R$454 million and R$654 million above those in 4Q10 and 1Q10, respectively.

Financial revenue in the quarter was R$52 million down from 4Q10. Though the interbank rate (DI) was slightly higher in 1Q11 than in 4Q10 (2.7% versus 2.6%), average cash (especially domestic cash) decreased in the quarter.

In relation to 1Q10, both greater average cash and a higher DI rate in 1Q11 led to the R$58 million growth in Interest on Financial Investments.

In 1Q11, net financial expenses were negatively hit by three non-recurring factors, which totaled R$488 million:

- R$203 million: revision of the calculation for the estimate of inflation adjustment on deposits in court resulting in a reversing entry for other financial income ;

- R$220 million: Monetary restatement of the difference between Refis and PAES as explained in “Other Operating Expenses (Income)”

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- R$65 million: standardization at BRT of the methodology for measuring labor-related provisions. As explained in “Other Operating Expenses (Income)”.

TABLE 5 – NET FINANCIAL INCOME (EXPENSES)

Depreciation/Amortization:

Consolidated depreciation/amortization totaled R$1,457 million in 1Q11, of which R$1,163 million were related to the wireline segment and R$294 million to the wireless segment. Total consolidated depreciation/ amortization fell by 6.7% in the quarter and 4.3% in the year. These reductions are explained by lower spending on depreciation/amortization in the wireline segment, due to a higher volume of items entirely depreciated in the period, which was partially offset by an increase in the wireless segment.

TABLE 6 – DEPRECIATION AND AMORTIZATION

Net Earnings:

The company had R$395 million in losses in 1Q11, mainly due to a reduction in net revenue and to a roughly R$600 million of non-recurring impacts which affected EBITDA and net financial expenses, as previously explained.

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TABLE 7 – NET EARNINGS

Net Profit attributed to non-controlling shareholders

Resulting from the adoption of IFRS and the application of CPC 15 (Business Combination) in the BrT combination, the fair value for the assets and liabilities at BrT was evaluated and increasing its amounts and leading to a rise in depreciation expenses net of taxes. These accounting effects do not affect BrT’s balance sheet, but are recognized in the consolidated financial statements of TMAR and TNL.

Thus, even though Brt posted net profit of R$93 million in 1Q11, the calculation of profit for non-controlling shareholders must consider an increase in expenses in the amount of -R$421 million from the business combination mentioned above (depreciation expenses, net of taxes), totaling a net loss of –R$328 million, of which –R$166 million (51%) belong to non-controlling shareholders.

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4) Debt and Capital Expenditure:

4.1) Debt:

Gross debt totaled R$28,404 million in March 2011, which was R$1,516 million below that in the prior quarter as amortizations exceeded borrowings during the quarter. Among the amortizations, we highlight the maturity of principal and interest on Telemar Debentures (1st issuance, 1st series: R$1.7 billion) and TNL Debentures (2nd issuance: R$1.6 billion). In terms of borrowings, we highlight the disbursements for CAPEX financing, arranged by China Development Bank (US$120 million), FINNVERA (US$74 million) and ONDD (US$31 million) for Telemar, as well as the issuance of a new Promissory Note (R$1.5 billion) by TNL, in February, at CDI+0.45%p.a.

Consolidated net debt ended the quarter at R$14,390 million, a R$4,321 million reduction from December 2010, representing 1.5 EBITDA in the past 12 months. This reduction occurred mainly due to the capital increase in March.

At the end of the quarter, about 28.2% of the total debt was linked to foreign currencies. However, just R$873 million (US$536 million), or 3.1% of the total gross debt, was exposed to currency volatility, due to hedging operations. Also, we highlight that debt payments through December 2016 are covered by hedge contracts and by cash investments in dollars and euros.

The effective cost of debt in the first quarter of 2011 was 97.7% of CDI, down from 105.6% of CDI in 2010. This reduction stemmed from the positive impact of the Brazilian Real appreciating against other currencies on the debt exposed to foreign currencies. In addition, there was a reduction in the total amount of debt linked to the DI and an increase in debt linked to TJLP and fixed rates, which demonstrates the company’s efforts to seek an efficient debt management.

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TABLE 8 – DEBT – TNL CONSOLIDATED

TABLE 9 – DEBT – TMAR CONSOLIDATED

TABLE 10 – DEBT – BRTO CONSOLIDATED

The amortization schedule for the long-term consolidated gross debt is shown below:

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TABLE 11 - SCHEDULE FOR THE AMORTIZATION OF LONG-TERM CONSOLIDATED GROSS DEBT

TABLE 12 – MAIN LENDERS

4.2) Capital expenditure:

Consolidated capital expenditure amounted to R$829 million in 1Q11. The investment in the fixed-line segment was concentrated on projects to improve network quality, expand coverage into 115 new cities and increase the speed of broadband services (average speed in March 2011 was 1.91, while in December 2010 it was 1.68) and to provide data packages to corporate clients.

In the wireless segment, focus was placed on coverage expansion, encompassing all regions, and capacity of data traffic (3G) in strategic locations.

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TABLE 13 – CAPITAL EXPENDITURE

4.3) Consolidated Cash Flow:

The company recorded operating cash flow of R$1,590 million in the first quarter of 2011, from R$1,854 million in the same period last year. The cash flow was concentrated on capital expenditure and was influenced mainly by the capital increase in the amount of R$5,955 and by the payment of principal on loans totaling R$3,836.

TABLE 17 – CASH FLOW: INDIRECT CASH FLOW STATEMENT

* Financial charges, income tax, minority interests, dividends and interest on capital, surplus reserve and treasury shares.

5) SERVICE INDEX (IDA):

The Service Index (IDA in Portuguese) aims to encourage operators to improve the handling of complaints to become more efficient in solving the problems of users. The providers are graded 100

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initially and lose points as they miss performance targets. IDA is dynamic: the targets will be progressive in order to seek excellence in service.

The Index takes into account the provider’s capacity to meet the demands within five days, decreasing the number of complaints, reducing pending issues and avoiding relapses. Thus, the better the performance in meeting Anatel targets, the higher the index obtained. At the end of each month, the daily measurements of these ratios are ranked by Anatel, which publishes the IDA, also published at www.anatel.gov.br.

Oi’s IDA in 2010 in wireline services, wireless services and national long distance calls can be seen below:

Region	Service	Jan 10	Mar 10	Jun 10	Sep 10	Dec 10	Jan 11	Feb 11
Region I	OI (Fixed)	89.73	77.03	80.93	89.00	87.25	79.45	73.91
Region I	Oi Mobile	83.10	84.67	91.70	92.05	91.75	91.97	92.72
Region I	(i) NLD – National Long Distance Service	85.37	88.72	98.66	96.33	99.67	98.01	96.52
Region II	BRT (Fixed)	89.28	82.03	87.88	89.50	93.63	91.21	90.40
Region II	BRT GSM (Mobile)	78.13	77.90	79.85	85.00	86.15	86.29	87.54
Region II	(i) NLD – National Long Distance Service	87.29	100.00	94.18	100.00	100.00	85.39	100.00

PLEASE NOTE:

1) The main spreadsheets in this Press Release will be available on the company’s website (www.oi.com.br/ir) in “About the Company / the Company in Numbers.”

2) The definition of terms used in the Press Release is also available in the glossary on the company’s web site:

http://www.mzweb.com.br/oi/web/conteudo_pt.asp?idioma=0&tipo=30461&conta=28&img=30459

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6) ADDITIONAL INFORMATION:

6.1)	Strategic Partnership with Portugal Telecom

a)	Acquisition of shares in Portugal Telecom by TMAR

On 04/06/2011, Oi announced that Barclays Bank transferred 26,895,360 common shares, representing about 3% of the Capital of Portugal Telecom.

Also, on 04/21/2011, Oi signed a contract transferring through Citigroup Global Markets Limited (“Citi”) 35,860,500 common shares of Portugal Telecom, representing about 4% of its capital. After this acquisition, Oi’s stake in Portugal Telecom’s capital amounts to approximately 7%.

It must be noted that the Material Fact of 07/28/2010 that announced the signing of the memorandum of intentions with Portugal Telecom also had Oi announcing that in accordance with the Industrial Alliance it would acquire as much as 10% of PT’s Capital.

B)	Capital Raises

On February 21, 2011, the Company announced to shareholders the start of Capital Increases at TNL and TMAR. Shareholders who held shares at the end of February 21, 2011, had preferential rights to subscribe to shares in the Capital Increase. The shareholders had 30 days from February 22, 2011, until March 24, 2011, to exercise their preferential rights in the subscription of shares, as well as to subscribe to “leftovers.”

Up to 126,218,801 new common TNL shares were to be issued at the price of R$38.55, and up to 252,437,601 preferred TNL shares at R$28.27, totaling a Capital Increase at TNL of as much as R$12,002,145,758.82.

As many as 95,159,514 new common TMAR shares were to be issued at the price of R$63.71, and up to 117,117,560 class A preferred shares of TMAR at R$50.71, totaling a Capital Increase at TMAR of as much as R$12,001,644,104.54.

The capital increases ended on 03/24/2011.

c)	Ratification of the capital increase: new equity structure

On March 28, 2011, the Board of Directors of TNL and TMAR ratified the capital increases at TNL and TMAR. As a result, 56,417,086 new common shares and 28,409,175 new preferred shares were issued at TNL, amounting to R$2,978,006,042.55, which represented 24.81% of the authorized Capital Increase.

After the operation was concluded, the capital structure at TNL became as follows:

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Shareholder	Common Shares	% Common	Preferred Shares	% Preferred	Total	% Total
Telemar Participações	103,813,689	55.51%	--	--	103,813,689	21.78%
PREVI	6,857,087	3.67%	11,730,869	4.05%	18,587,956	3.90%
Luxemburgo Participações	--	--	11,412,900	3.94%	11,412,900	2.39%
LF Tel S.A.	--	--	11,412,700	3.94%	11,412,700	2.39%
Bratel Brasil	20,752,270	11.10%	28,298,549	9.77%	49,050,819	10.29%
Other	52,584,892	28.12%	220,611,054	76.17%	273,195,946	57.31%
Treasury	3,020,880	1.62%	6,166,566	2.13%	9,187,446	1.93%
Total	187,028,818	100.0%	289,632,638	100.00%	476,661,456	100.00%

At TMAR, 46,969,121 new common shares and 58,696,856 new class “A” preferred shares were issued, totaling R$5,968,920,266.67, which represented 49.73% of the authorized Capital Increase. As a result, the Capital structure became as follows:

Shareholder	Common Shares	% Common	Preferred Shares	% Preferred	Total	% Total
Tele Norte Leste Participações	150,971,022	98,01%	91,250,247	47,91%	242,221,269	70.31%
Telemar Participações	--	--	13,079,176	6,87%	13,079,176	3.80%
Bratel Brasil	--	--	32,475,534	17,05%	32,475,534	9.43%
Luxemburgo Participações S.A.	--	--	11,240,386	5,90%	11,240,386	3.26%
LF Tel S.A.	--	--	11,240,386	5,90%	11,240,386	3.26%
Other	3,061,191	1,99%	30,738,889	16,14%	33,800,080	9.81%
Treasury stock	1	0,00%	440,132	0,23%	440,133	0.13%
Total	154,032,214	100%	190,464,750	100%	344,496,964	100%

d)	Announcement of Telemar Participações’ Shareholder Agreements

On 03/31/2011, the amendments to the Shareholder agreements of Telemar Participações were disclosed. To view the files (only in Portuguese), please access the section Corporate Governance/Codes and Policies in our website (www.oi.com.br/ir).

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6.2) New Board Members

At the Ordinary General Meetings of Oi companies in April, the following Members of the Boards of Directors and Statutory Audit Committees were approved:

TNL – Board of Directors (term through 2013)

Effective	Substitute
José Mauro Mettrau Carneiro da Cunha	José Augusto da Gama Figueira
Alexandre Jereissati Legey	Carlos Francisco Ribeiro Jereissati
Pedro Jereissati	Cristiano Yazbek Pereira
Otávio Marques de Azevedo	Lúcio Otávio Ferreira
Fernando Magalhães Portella	Carlos Jereissati
Zeinal Abedin Mahomed Bava	Luis Miguel da Fonseca Pacheco de Melo
Shakhaf Wine	Pedro Humberto Monteiro Durão Leitão
Carlos Fernando Costa	Armando Ramos Tripodi
Sérgio Franklin Quintella	Rafael Cardoso Cordeiro
Renato Torres de Faria	Ricardo Antônio Mello Castanheira
Cláudio Figueiredo Coelho Leal	Laura Bedeschi Rego de Mattos
Demósthenes Marques	Monica Ferreira Dias
Fábio de Oliveira Moser	Ricardo Ferraz Torres

TNL – Statutory Audit Committee (term through 2012)

Effective	Substitute
Sergio Bernstein	Sidnei Nunes
Allan Kardec de Melo Ferreira	Dênis Kleber Gomide Leite
Ary Joel de Abreu Lanzarin	Dilson de Lima Ferreira Júnior
Fernando Linhares Filho	Aparecido Carlos Correia Galdino

TMAR - Board of Directors (term through 2014)

Effective	Substitute
José Mauro Mettrau Carneiro da Cunha	José Augusto da Gama Figueira
João de Deus Pinheiro de Macêdo	Júlio César Fonseca
Eurico de Jesus Teles Neto	Alex Waldemar Zornig
Luiz Eduardo Falco Pires Corrêa	Maxim Medvedovski
Marcos Duarte Santos (Preferred)	Carlos Eduardo Parente de Oliveira Alves (Preferred)

TMAR - Statutory Audit Committee (term through 2012)

Effective	Substitute
Sérgio Bernstein	Sidnei Nunes
Dênis Kleber Gomide Leite	Fernando Linhares Filho
Ivan João Guimarães Ramalho	Elídia Resula Ulerich Bomfim
João Carlos de Almeida Gaspar	Antonio Cardoso dos Santos

BRTO - Board of Directors (term through 2014)

Effective	Substitute
José Mauro Mettrau Carneiro da Cunha	José Augusto da Gama Figueira
João de Deus Pinheiro de Macedo	Eurico de Jesus Teles Neto
Francisco Aurélio Sampaio Santiago	Júlio César Fonseca
Francis James Leahy Meaney	Maxim Medvedovski
João Carlos de Almeida Gaspar (Preferred)	Antonio Cardoso dos Santos (Preferred)

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BRTO - Statutory Audit Committee (term through 2012)

Effective	Substitute
Eder Carvalho Magalhães	Sérgio Bernstein
Sidnei Nunes	Aparecido Carlos Correia Galdino
Allan Kardec de Melo Ferreira	Dênis Kleber Gomide Leite
Marcos Duarte Santos	Carlos Eduardo Parente de Oliveira Alves
Leopoldo Henrique Krieger Schneider	Eduardo da Gama Godoy

6.3)	Dividends approved at Ordinary General Meetings

TNL

The Ordinary/Extraordinary General Meeting of TNL took place on 04/28/2011 and approved a proposal to pay the minimum mandatory dividend in the amount of R$339,081,983.17, equivalent to R$0.591 per common share and R$0.813 per preferred share, to be paid on 05/06/2011.

The shares began trading ex-dividend on 04/29/2011.

TMAR

The Ordinary/Extraordinary General Meeting of TMAR that took place on 04/28/2011 approved a proposal to pay the minimum mandatory dividend in the amount of R$451,303,415.93. However, R$192,560,000.00 of the total proposed gross amount (net amount of R$165,105,764.16) were announced by the company on 12/14/2010 as advanced interest on capital.

The amount to be paid as dividends will be R$286,197,651.77, equivalent to R$0.784 per common share, R$0.862 per class “A” preferred share and R$2.463 per class “B” preferred share, to be paid on 05/06/2011.

The shares began trading ex-dividend on 04/29/2011.

BRT

The Ordinary/Extraordinary General Meeting of BrT that took place on 04/27/2011 approved a proposal to pay the minimum mandatory dividend in the amount of R$492,756,007.32. However, R$363,177,000.00 of the total proposed gross amount (net amount of R$316,274,233.53) was announced by the Company on 12/09/2010 as advanced interest on capital.

The amount to be paid in dividends will be R$176,481,773.79, equivalent to R$0.299 per common share and R$0.299 per preferred share, to be paid on 05/09/2011.

The shares began trading ex-dividend on 04/28/2011.

6.4)	Fitch upgrades Oi’s corporate rating

On 03/11/2011, Fitch Ratings upgraded the ratings on Oi (Tele Norte Leste Participações, Telemar Norte Leste and Brasil Telecom) from “BBB -” to “BBB” (TNL and TMAR are rated in local and foreign currency and BrT only in local currency). The rating on a national scale rose from “AA+ (bra)” to “AAA (bra)”. The

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outlook was changed to stable. With this rating, the company remains investment grade, which encompasses the lower credit risk ratings.

According to Fitch, the new rating reflects the progress made by Oi to reach its long term target of reducing its net debt-to-Ebitda ratio. The agency remarked that the rating is not impacted by the capital increase conducted by the company, which, according to Fitch, further strengthens Oi’s balance sheet. According to the agency, the rating reflects the solid business position of the company, its diversified services mix, the moderate regulatory risk, the strong cash flow generation and an improvement in the debt profile.

6.5)	Oi announces that its Chief Executive Officer will leave the company

On 04/14/2011 the company announced that Mr. Luiz Eduardo Falco will leave his position as Chief Executive Officer by the end of the first half of this year, ending his cycle at the company.

Throughout his 10-year tenure, Mr. Falco led important initiatives at Oi, significantly contributing to its development.

Oi’s controlling shareholders will appoint companies specializing in human resources to help the process of choosing a candidate, in compliance with shareholder agreements.

6.6)	New offers in the wireless segment

a)	Mothers’ Day offer

Post-	Paid Oi Mobile:

Oi, which led the process that ended handset locking and penalties for breach of loyalty to phone companies, now champions consumers’ right by proving that there is no “free handset.” With the new media campaign, Oi’s proposal is to show that no handset is free of charge, and that at Oi it is possible to pay a fair price for the best mobile equipment and services. Alongside the new campaign, Oi innovates and from April it will reformulate its plans in the post-paid segment.

For Mothers’ Day, it is possible to buy Oi à Vontade 110, with 200MB internet on a smartphone “for your entire Oi life,” for just R$48 per month. With the Oi à Vontade plans, clients also win 10,000 monthly minutes for local calls or for local calls to any Oi or fixed phone after the allowance ends, and 50 sms for 3 months to use on any operator in any state in Brazil.

The 200MB data plan is available for clients who subscribe to Oi 110 or superior plans (including Oi Família à Vontade and Oi Conta Total) no later than 07/18.

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Prepaid Oi Mobile:

In April, the company launched new prepaid offers. These offers allow the client to win bonuses when recharging with as much as R$5 and use it, for example, to make long distance calls (DDD), send SMS and access the internet directly on Oi Mobile (recharge amount from R$10).

As a result, Oi becomes the only provider that allows the Client to access the web using his bonus. Through this initiative, the Company becomes a helping agent in the dissemination of mobile internet.

B)	Oi Conta Total

Oi launched Oi Conta Total Brasil. Now clients can make unlimited long-distance calls from Oi Fixed and Oi Mobile to fixed lines of any operator in Brazil. These calls are not deducted from the plan’s toll-free minutes. Also, for another R$30 monthly, the client may receive faster Oi Velox.

From now on, the OCT client will also receive, free-of-charge, the main intelligent services for Oi Fixed: caller ID, call waiting, blocked calls and more. In order to obtain these services, just make a request through Oi’s customer service. The offers are valid for new and existing clients.

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Cost Statement – TNLP Consolidated

*Other: sim card, mini modem, TV transmission equipment and mobile phone peripherals.

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7.1	) TELE NORTE LESTE PARTICIPAÇÕES – TNLP Consolidated

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7.1	) TELE NORTE LESTE PARTICIPAÇÕES – TNLP Consolidated (Balance Sheet)

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7.1	) TELE NORTE LESTE PARTICIPAÇÕES – TNLP Consolidated

| Free Cash Flow - R$ million | 1Q10 | 1Q11 |
|---|---|---|
| **Earnings (loss) before taxes - (A)** | **441** | **(700)** |
| **Result items that do not affect the Cash Balance - (B)** | **3,138** | **3,683** |
| Depreciation/amortization | 1,522 | 1,457 |
| Financial charges | 738 | 919 |
| Recognition of prepaid expenses | 234 | 95 |
| Concession fee | 40 | 38 |
| Profit sharing | 54 | 41 |
| Allowance for doubtful accounts | 305 | 272 |
| Provisions for legal contingencies | 242 | 287 |
| Financial Instruments at market value | (19) | 250 |
| Others | 22 | 324 |
| **(C) = (A) - (B)** | **3,579** | **2,983** |
| **Changes to Operating Assets** | **(1,227)** | **(722)** |
| Accounts receivable | (325) | (262) |
| Financial Investments | (1,611) | (1,903) |
| Financial Investment Redemption | 1,001 | 2,503 |
| Receivables | (8) | (4) |
| Taxes | 327 | (422) |
| Provisions for legal contingencies | (123) | (122) |
| Other Assets and Liabilities | (488) | (512) |
| **Cash Balance from Operations** | **(498)** | **(671)** |
| Financial charges | (333) | (441) |
| Income tax and social contribution | (165) | (230) |
| **Operating Cash Generation** | **1,854** | **1,590** |
| **Investment cash flow** | **(1,478)** | **(2,156)** |
| Acquisitions of fixed/intangible assets | (1,119) | (1,082) |
| Acquisition of equity control of Invitel (-) net cash included in the acq | 0 | 47 |
| Increase in permanent investment | 0 | (553) |
| Fixed assets sale | 2 | 0 |
| Assets in escrow and deposit in court | (569) | (655) |
| Redemption of assets in escrow and deposits in court | 208 | 87 |
| **Cash Flow net of Capital Expenditure** | **376** | **(566)** |
| **Financing activity cash flow** | **(385)** | **3,919** |
| Borrowings | 503 | 1,893 |
| Payments of loans and debentures | (853) | (3,836) |
| Tax Refinancing Program | (34) | (31) |
| Authorizations and concessions payable | 0 | (19) |
| Capital Increase | 0 | 5,955 |
| Payment of dividend and interest on capital | (1) | (43) |
| **Cash flow net of Financings** | **(9)** | **3,353** |
| **Net increase (reduction) of cash and equivalent** | **(9)** | **3,353** |
| Cash and equivalent at the start of period | **6,206** | **9,052** |
| **Cash and equivalent at the end of period** | **6,197** | **12,405** |

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7.2	) Telemar Norte Leste – TMAR Consolidated

R$ MILLION

| Income Statement | 1Q10 | 4Q10 | 1Q11 |
|---|---|---|---|
| **Wireline Services Revenues** | **8,828.5** | **8,333.3** | **8,118.5** |
| Local Services | 4,259.7 | 4,000.7 | 3,878.7 |
| Subscription Charges | 2,772.9 | 2,667.1 | 2,641.9 |
| Local Traffic | 424.2 | 340.4 | 315.6 |
| Installation Fees | 41.2 | 32.7 | 31.8 |
| Collect Calls | 0.8 | 0.5 | 0.4 |
| Other Local Revenues | 0.7 | 0.1 | 0.2 |
| Fixed-to-Mobile (VC1) | 1,019.8 | 960.0 | 888.8 |
| Long Distance | 1,550.3 | 1,321.0 | 1,279.7 |
| Intra-State | 689.1 | 495.4 | 550.7 |
| Inter-State | 129.0 | 127.1 | 98.4 |
| Inter-Regional | 378.1 | 412.8 | 356.5 |
| International | 19.2 | 15.6 | 15.1 |
| Fixed-to-Mobile (VC2 and VC3) | 334.9 | 270.0 | 258.9 |
| Advanced Voice | 96.0 | 83.9 | 86.5 |
| Public Telephones | 155.4 | 118.3 | 119.9 |
| Additional Services | 251.4 | 243.2 | 246.1 |
| Network Usage Remuneration | 239.1 | 212.0 | 230.3 |
| Data Transmission Services | 2,276.6 | 2,354.2 | 2,277.3 |
| **Wireless Services Revenues** | **2,616.8** | **2,977.0** | **2,762.9** |
| Subscription Charges | 624.0 | 704.4 | 587.0 |
| Outgoing Calls | 948.3 | 1,100.9 | 996.1 |
| Domestic/International Roaming | 39.4 | 25.7 | 27.3 |
| Network Usage Remuneration | 611.1 | 682.4 | 629.4 |
| Data / Value Added Services | 337.6 | 417.4 | 400.0 |
| Sales of handsets, sim cards and others | 56.3 | 46.1 | 38.2 |
| **Other Services** | **76.1** | **97.2** | **102.8** |
| **Gross Operating Revenue** | **11,521.3** | **11,407.5** | **10,899.2** |
| Taxes and Deductions | (4,074.6) | (4,109.6) | (3,966.1) |
| **Net Operating Revenue** | **7,446.7** | **7,297.8** | **6,933.1** |
| Operating Expenses | (4,898.9) | (5,037.4) | (4,937.8) |
| *Cost of Services Provided* | (1,433.4) | (1,201.4) | (1,418.4) |
| *Cost of Goods Sold* | (58.8) | (43.8) | (40.9) |
| *Interconnection Costs* | (1,353.9) | (1,292.4) | (1,185.1) |
| *Selling Expenses* | (1,198.6) | (1,264.4) | (1,251.3) |
| *General and Administrative Expenses* | (546.1) | (798.8) | (609.2) |
| *Other Operting (Expenses) Revenue, net* | (308.1) | (436.6) | (432.8) |
| **EBITDA** | **2,547.8** | **2,260.4** | **1,995.3** |
| *Margin %* | *34.2%* | *31.0%* | *28.8%* |
| Depreciation and Amortization | (1,518.7) | (1,558.9) | (1,456.2) |
| **EBIT** | **1,029.1** | **701.5** | **539.1** |
| Financial Expenses | (999.5) | (1,283.6) | (1,535.1) |
| Financial Income | 408.9 | 555.3 | 335.4 |
| **Income Before Tax and Social Contribution** | **438.5** | **(26.8)** | **(660.7)** |
| Income Tax and Social Contribution | 80.9 | 386.9 | 291.7 |
| **Net Income** | **519.4** | **360.0** | **(369.0)** |
| *Margin %* | *7.0%* | *4.9%* | *-5.3%* |
| Earnings attributed to the controlling shareholders | 574.2 | 251.3 | (203.8) |
| Earnings attributed to the non-controlling shareholders | (54.8) | 108.8 | (165.2) |
| *Outstanding Shares Thousand (exc.-treasury)* | *238,391* | *238,608* | *344,057* |
| *Earnings attributed to the controlling shareholders per share (R$)* | *2.409* | *1.053* | *(0.592)* |

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7.2	) Telemar Norte Leste – TMAR Consolidated (continued)

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7.3	) TNL PCS – OI

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7.4	) Brasil Telecom – BrT Consolidated

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7.4	) Brasil Telecom – BrT Consolidated (Balance Sheet)

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7.5	) 14 Brasil Telecom Celular – BrT Mobile

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Relevant Information

I) CVM INSTRUCTION NO. 358, ARTICLE 12: The direct and indirect controlling shareholders and the shareholders who elect members to the Board of Directors or to the Statutory Audit Committee, as well as any natural person or corporation or group of persons acting jointly or representing a similar interest that reaches a direct or indirect interest that accounts for 5% (five percent) or more of the capital of a public company, must inform it to the CVM and to the Company in keeping with the terms of the article.

Oi asks its shareholders to comply with article 12 of CVM Instruction no. 358, but it cannot be held liable for the disclosure of information about acquisition or sale, by others, of interest corresponding to 5% or more of its capital or rights to capital or other securities.

NOTE: Shareholder structure 03/31/2011

II) THIS REPORT CONTAINS PROJECTIONS AND/OR ESTIMATES FOR FUTURE EVENTS. The projections herein were gathered in a substantial manner within the current outlook, based on ongoing projects and the respective estimates. The use of terms such as: “projects,” “estimates,” “anticipates,” “forecasts,” “plans,” “waits,” and other ones, aim to signal potential trends that, evidently, involve uncertainties and risks, whose future results may differ from current expectations. Oi cannot be held liable for operations or investment decisions taken based on such projections or estimates. This is unaudited data and may differ from the final results.

Oi – Investor Relations
Bayard Gontijo	55 (21) 3131-1211	bayard.gontijo@oi.net.br
Marcelo Ferreira	55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Bernardo Guttmann	55 (21) 3131-1316	bernardo.guttmann@oi.net.br
Patricia Frajhof	55 (21) 3131-1315	patricia.frajhof@oi.net.br
Matheus Guimarães	55 (21) 3131-2871	matheus.guimaraes@oi.net.br
Michelle Costa	55 (21) 3131-2918	michelle.costa@oi.net.br

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Investor Relations Officer